

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2024

Ludovic Saverys
Chief Financial Officer
Compagnie Maritime Belge NV
De Gerlachekaai 20, 2000
Antwerp, Belgium

> **Re: Compagnie Maritime Belge NV**
> **CMB.TECH NV**
> **Schedule TO-T filed October 23, 2024 by Compagnie Maritime Belge NV**
> **File No. 005-89253**

Dear Ludovic Saverys:

We have reviewed your filing and have the following comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Schedule TO-T filed October 23, 2024

General

1. Rule 14e-1(b) requires a tender offer to remain open for at least ten U.S. business days after a change in price. We note your disclosure that "the Offeror is offering to pay $12.66 for each Ordinary Share … reduced on a dollar-for-dollar basis by the gross amount of any distributions by the Company to its shareholders … with a payment date falling after the date of this Offer to Purchase and before the settlement date of the Offers." It appears from this statement that the offer price could change after expiration but before settlement of the Offers. Please explain how this offer structure is consistent with your obligations under Rule 14e-1(b), Item 4 of Schedule TO and Item 1004 of Regulation M-A.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Blake Grady at 202-551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions